Ald
11-23-2004

SECUR [barcode] MMISSION

04019839

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3315

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2003 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERBERT J. SIMS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3530 POST ROAD
(No. and Street)

RECD S.E.C.
NOV 22 2004
616

SOUTHPORT (City) CONNECTICUT (State) 06890 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

PROCESSED
NOV 26 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GENEVIEVE FREDA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERBERT J. SIMS & CO., INC., as of SEPTEMBER 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Genevieve Freda
Signature

Genevieve Freda
SECRETARY - TREASURE
Title

Subscribed and sworn to before me
this 18TH day of NOV. 2004
ANITA A. CLAVIN
NOTARY PUBLIC
DATE COMMISSION EXPIRES 10/31/05

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT

OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS
295 MADISON AVENUE
NEW YORK, N.Y. 10017
TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholder
Herbert J. Sims & Co., Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying consolidated balance sheet of Herbert J. Sims & Co., Inc. and Subsidiaries as of September 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Herbert J. Sims & Co., Inc. and Subsidiaries as of September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, N.Y.

October 21, 2004

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2004

ASSETS

Cash and cash equivalents (Notes 1F and 9)	$ 1,367,543
Accounts receivables	443,054
Receivable from clearing agent, net (Note 4)	247,377
Securities owned at market value (Note 1C)	5,515,796
Prepaid expenses, etc.	580,558
Securities demand note receivable collateralized by marketable securities (Note 5)	450,000
Equipment and furniture, at cost less accumulated depreciation of $382,810 (Note 1E)	370,157
Accrued interest receivable	93,631
Investments (Note 2)	81,022
Deposits (Note 8)	61,070
Other assets	7,935
TOTAL ASSETS	$ 9,218,143

See Notes To Consolidated Financial Statements

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2004

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Securities sold not yet purchased, at market value (Note 1C)		$ 1,093,211
Accounts payable and accrued expenses		1,641,083
Income taxes (Note 6)		690,487
Loan payable - officer		203,168
		$ 3,627,949
Subordinated Borrowings (Note 5)		450,000
TOTAL LIABILITIES		$ 4,077,949
Commitments and Contingencies (Note 8)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 2,500 shares, issued 2,119 shares	$ 64,939	
Additional paid-in capital	184,212	
Retained earnings	5,534,826	
Less treasury stock, at cost	(643,783)	
TOTAL STOCKHOLDER'S EQUITY		5,140,194
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 9,218,143

See Notes To Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

A. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Sims Mortgage Funding, Inc., HJS Advisors, Inc. and Herbert J. Sims Capital Management Inc. Appropriate inter-company balances and transactions have been eliminated (See Note 2).

B. Security transactions are recorded on a settlement date basis which is generally three business days after trade date.

C. Securities are stated at fair market value. Unrealized gains and losses are reflected in income currently.

D. The Company recognizes income from underwriting participation and underwriting management fees on the date of settlement with the issuer of the related debt securities.

E. Depreciation of furniture and equipment is computed using various accelerated methods over class lives of generally five to seven years.

F. Cash balances at the Company's financial institutions may exceed insurable amounts. The Company believes it mitigates its risks by depositing cash and cash equivalents in major financial institutions.

2. THE COMPANY

The Company, which is a wholly owned subsidiary of Teksys Corporation, a holding company, operates as a securities broker & dealer and also engages in other related financial activities. Sims Mortgage Funding, Inc., a wholly-owned subsidiary of the Company, provides HUD-insured mortgage banking services. HJS Advisors, Inc., a wholly-owned subsidiary of the Company, acts as managing member/limited partner in four entities in which it has an interest. Herbert J. Sims Capital Management Inc. is inactive. The Company has a 70% interest in Sims-Ashville, LLC which in turn, has a 50% interest in a retirement facility.

3. CUSTOMER TRANSACTIONS

The Company is exempt from reserve requirements for broker-dealers under Rule 15c3-3 sub-paragraph (k)(2)(ii) as it clears financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of the Rule.

4. FINANCIAL ACCOMMODATIONS - CLEARING AGENT

Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a market value of $100,000.

5. SUBORDINATED BORROWINGS

The subordinated liability payable to the Company's principal officer is pursuant to a secured demand note collateral agreement which matures May 31, 2005. The agreement has been approved by the National Association of Securities Dealers, Inc. and the subordinated borrowing is available for use in computing net capital under the Securities & Exchange Commission's uniform net capital rule. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $625,000 has been deposited, as collateral, with the clearing agent as required by the agreement (See Note 11).

6. INCOME TAXES

Income tax expense of the Company consists of the following:

Current Federal and State income taxes	$ 623,908
Less: Tax benefit from loss in joint venture	264,000
	$ 359,908

Income tax expense has been reduced by net operating losses, contribution carryforwards and tax exempt interest.

For the nine months ended September 30, 2004 the Company's share of its 70% owned joint venture's loss was approximately $455,000. The Company has recorded an estimated loss of $525,000 for this period.

7. 401(K) EMPLOYEE SAVINGS AND RETIREMENT PLAN

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 15% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participants' annual compensation. For the year ending September 30, 2004, the Company made no contribution into the plan.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into "when issued" and underwriting contractual commitments. At September 30, 2004 there were no unsold open contractual commitments relating to such transactions.

The Company leases office space in Connecticut, Florida, California and New Jersey under agreements extending through December 2010. Minimum annual rentals are as follows:

YEARS ENDED SEPTEMBER 30,	
2005	$ 387,863
2006	336,207
2007	299,879
2008	308,876
2009	318,142
Thereafter	360,489
	$2,011,456

In addition, the Company is responsible for its share of future increase in building taxes, utilities and operating expenses. The Company has deposited with the landlords $58,865 as security.

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company leases office equipment under non-cancelable operating leases that expire as follows:

YEARS ENDED SEPTEMBER 30,	
2005	$ 168,510
2006	149,602
2007	121,428
2008	66,668
	$ 506,208

The Company's wholly owned subsidiary, Sims Mortgage Funding, Inc. leases office space in Pearl River, New York under an agreement extending through July 31,2006. Security in the amount of $6,098 has been deposited with the landlord. Minimum annual rentals are as follows:

YEARS ENDED SEPTEMBER 30,	
2005	$ 40,300
2006	13,433

The Company has a commitment to contribute an additional $350,000 for working capital to its 70% owned joint venture within the next twelve months.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At September 30, 2004 cash on deposit in high quality financial institutions exceeded insured bank limits by approximately $1,082,000.

10. LITIGATION

The Company is, from time to time, a party to legal proceedings arising in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

11. MINIMUM NET CAPITAL

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2004 the Company's net capital and aggregate indebtedness, as defined, were $3,014,362 and $2,070,759, respectively. The net capital ratio was .6870 to 1 or 68.70%. Net capital exceeded requirements by $2,764,362.

12. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 3530 Post Road, Southport, Connecticut 06890 and at the regional office of the Commission located at 233 Broadway, Woolworth Building, New York, New York 10279.

13. SUBSEQUENT EVENT

On October 4, 2004, the Company requested approval from the NASD to change the Company's annual filing of its audited financial statements from September 30 to December 31. On October 27, 2004, the NASD granted its approval and the next annual report will cover the period from October 1, 2004 to December 31, 2005.